

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2008 VOLUMES

(Santiago, Chile, April 7, 2008) – CCU (NYSE: CU) reported today preliminary first quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter	
Chile:	Volumes	% Change
Beer	1,567,791	8.0%
Soft Drinks	1,146,040	16.4%
Fruit Beverages	167,018	8.3%
Waters	408,832	9.4%
Wine – Domestic	101,994	5.5%
Wine – Export[1]	70,826	-14.9%
Spirits	43,107	9.1%
Total Chile[2]	**3,505,608**	**10.1%**
Argentina:		
Beer	869,267	13.8%
Wine[1-3]	8,761	-9.4%
Total Argentina	**878,029**	**13.5%**
TOTAL	**4,383,636**	**10.8%**

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.